                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                            DEEP WELL OIL & GAS, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   243798 10 5
                                 (CUSIP Number)

                                Daniel Schreiber
                          Granite Financial Group, Inc.
                         12220 El Camino Real, suite 400
                           San Diego, California 92075
                                 (858) 509-8800
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                               September 14, 2006
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

--------------------------------------------------------------------------------
1.   Name of Reporting Persons.

     Daniel Schreiber, Trustee of the Schreiber Family Trust u/d/t February 8, 1995

     I.R.S. Identification Nos. of above persons (entities only).
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     OO - See ITEM 3
--------------------------------------------------------------------------------
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     California
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF         5,400,000
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           0
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           5,400,000
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     5,400,000
--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     8.58%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     OO - Family Trust
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

         This Schedule 13D relates to the common stock of Deep Well Oil & Gas, Inc., a Nevada corporation (the "Issuer"). The principal executive office of the Issuer is located at 246 Stewart Green SW, Suite 3175, Calgary, Alberta T3H 3C8 Canada.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) Daniel Schreiber ("Schreiber"), in his capacity as the sole Trustee of the Schreiber Family Trust u/d/t February 8, 1995 (the "Schreiber Family Trust"). (Schreiber and the Schreiber Family Trust are sometimes collectively referred to as the "Reporting Person").

         (b) 445 Palmitas Street, Solana Beach, California 92075.

         (c) Schreiber is the President of Granite Financial Group, Inc., a California corporation, which is located at 12220 El Camino Real, Suite 400, San Diego, California 92130, and which is in the business of institutional brokerage.

         (d) During the past five years, Schreiber has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the past five years, Schreiber has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Schreiber is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

            Pursuant to a Stock Purchase Agreement dated September 14, 2006 by which Reporting Person purchased 5,400,000 shares of common stock of Issuer from Nearshore Petroleum Corporation, an Alberta corporation ("Nearshore"), and Steven Gawne, an individual ("Gawne").

ITEM 4.  PURPOSE OF TRANSACTION.

            The Reporting Person intends to hold the securities of the Issuer for investment purposes.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

            (a) The aggregate number and percentage of shares of common stock to which this Schedule 13D relates is 5,400,000 shares of common stock of the Issuer, representing approximately 8.58% of the shares of common stock outstanding. The Schreiber Family Trust directly beneficially owns all of such 5,400,000 shares. Schreiber, as the sole trustee of the Schreiber Family Trust, may be deemed to have indirect beneficial ownership of the shares of common stock directly beneficially owned by the Schreiber Family Trust.

            (b) The Schreiber Family Trust, which is controlled by Schreiber, has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of the shares of common stock reported as beneficially owned by the Schreiber Family Trust in Item 5(a) hereof.

            (c) Not Applicable.

            (d) Not Applicable.

            (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

            Not Applicable.

                                   SIGNATURES

            After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

         Date:  October 11, 2006                THE SCHREIBER FAMILY TRUST U/D/T
                                                FEBRUARY 8, 1995

                                                By: /s/ Daniel Schreiber
                                                    ----------------------------
                                                Name:  Daniel Schreiber
                                                Title: Trustee





            The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

            Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).